UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ADAMS GOLF, INC.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

006228-10-0
(CUSIP Number)

Linda Crouch-McCreadie
Baker, Donelson, Bearman, Caldwell & Berkowitz, PC
207 Mockingbird Lane, Suite 300
Johnson City, Tennessee  37602
(423)928-0181
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 26, 2007
--------------------------------------------------------------------------------
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 006228-10-0

1. Name of Reporting Persons.  S.S. or I.R.S. Identification Nos. of above persons                                                                                                                                                        John M. Gregory

2. Check the Appropriate Box if a Member of a Group (See Instructions)     (a)
                                                                                                                                   (b)   X

3. SEC Use Only

4. Source of Funds (See Instructions)                                                                                                                                                                                                                                                              00

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization                                                                                                                                                                                                                    United States of America

Number of Shares	7.	Sole Voting Power	1,210,500
Beneficially Owned by Each	8.	Shared Voting Power	0
Reporting Person	9.	Sole Dispositive Power	1,210,500
With	10.	Shared Dispositive Power	0

11. Aggregate Amount Beneficially Owned by Each Reporting Person                                                                          1,210,500

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)                                                                                                                                                                                                                  5.116%

14. Type of Reporting Person (See Instructions)                                                                                                                                                                                                                                       IN

CUSIP NO. 006228-10-0

1. Name of Reporting Persons.  S.S. or I.R.S. Identification Nos. of above persons                                                                                                                                                          Joan P. Gregory

2. Check the Appropriate Box if a Member of a Group (See Instructions)     (a)
                                                                                                                                   (b)   X

3. SEC Use Only

4. Source of Funds (See Instructions)                                                                                                                                                                                                                                                               00

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization                                                                                                                                                                                                                  United States of America

Number of Shares	7.	Sole Voting Power	1,210,500
Beneficially Owned by Each	8.	Shared Voting Power	0
Reporting Person	9.	Sole Dispositive Power	1,210,500
With	10.	Shared Dispositive Power	0

11. Aggregate Amount Beneficially Owned by Each Reporting Person                                                                          1,210,500

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)                                                                                                                                                                                                                  5.116%

14. Type of Reporting Person (See Instructions)                                                                                                                                                                                                                                       IN

CUSIP NO. 006228-10-0

1. Name of Reporting Persons.  S.S. or I.R.S. Identification Nos. of above persons                                                                                                                                                         Susan Gregory

2. Check the Appropriate Box if a Member of a Group (See Instructions)     (a)
                                                                                                                                   (b)   X

3. SEC Use Only

4. Source of Funds (See Instructions)                                                                                                                                                                                                                                                            00

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

 6.  Citizenship or Place of Organization                                                                                                                                                                                           United States of America

Number of Shares	7.	Sole Voting Power	1,210,500
Beneficially Owned by Each	8.	Shared Voting Power	0
Reporting Person	9.	Sole Dispositive Power	1,210,500
With	10.	Shared Dispositive Power	0

11. Aggregate Amount Beneficially Owned by Each Reporting Person                                                                          1,210,500

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)                                                                                                                                                                                                                    5.116%

14. Type of Reporting Person (See Instructions)                                                                                                                                                                                                                                         IN

CUSIP NO. 006228-10-0

1. Name of Reporting Persons.  S.S. or I.R.S. Identification Nos. of above persons                                                                                                                                                     James M. Gregory

2. Check the Appropriate Box if a Member of a Group (See Instructions)     (a)
                                                                                                                                   (b)   X

3. SEC Use Only

4. Source of Funds (See Instructions)                                                                                                                                                                                                                                                               00

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization                                                                                                                                                                                                                    United States of America

Number of Shares	7.	Sole Voting Power	1,210,500
Beneficially Owned by Each	8.	Shared Voting Power	0
Reporting Person	9.	Sole Dispositive Power	1,210,500
With	10.	Shared Dispositive Power	0

11. Aggregate Amount Beneficially Owned by Each Reporting Person                                                                          1,210,500

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)                                                                                                                                                                                                                  5.116%

14. Type of Reporting Person (See Instructions)                                                                                                                                                                                                                                       IN

CUSIP NO. 006228-10-0

1. Name of Reporting Persons.  S.S. or I.R.S. Identification Nos. of above persons                                                                                                                                  SJ Strategic Investments LLC
                                                                                                                                                                                                                  30-0060195

2. Check the Appropriate Box if a Member of a Group (See Instructions)     (a)
                                                                                                                                   (b)   X

3. SEC Use Only

4. Source of Funds (See Instructions)                                                                                                                                                                                                                                                            WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization                                                                                                                                                                                                                                             Tennessee

Number of Shares	7.	Sole Voting Power	1,210,500
Beneficially Owned by Each	8.	Shared Voting Power	0
Reporting Person	9.	Sole Dispositive Power	1,210,500
With	10.	Shared Dispositive Power	0

11. Aggregate Amount Beneficially Owned by Each Reporting Person                                                                          1,210,500

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)                                                                                                                                                                                                                  5.116%

14. Type of Reporting Person (See Instructions)                                                                                                                                                                                                                                       IN

Item 1. Security and Issuer.

    The title and class of equity securities to which this statement relates is the Common Stock, $0.001 par value (the "Common Stock"), of Adams Golf, Inc. (the "Issuer").  The Issuer's principal executive offices are located at 300 Delaware Avenue, Suite 572, Wilmington, Delaware  19801

Item 2. Identity and Background.

(a)  This report is being filed by John M. Gregory and Joan P. Gregory, husband and wife, Susan Gregory, James M. Gregory and SJ Strategic Investments LLC (collectively, the "Reporting Persons").  SJ Strategic Investments LLC ("SJSI") is a Tennessee limited liability company which has a principal business of engaging in investment activities.  The members of SJSI are John M. Gregory, Joan P. Gregory, Susan Gregory and James M. Gregory.  Susan Gregory and James M. Gregory are the children of John M. Gregory and Joan P. Gregory.

(b) The address for the Reporting Persons and the principal business office for SJSI is:

    SJ Strategic Investments LLC
            340 Edgemont Avenue, Suite 200
            Bristol, TN  37620

(c)   John M. Gregory is the Managing Member of SJSI.  Joan P. Gregory is a homemaker and is not presently employed in any other capacity.  Susan Gregory is the Chief Investment Officer for SJSI.  James M. Gregory is a full-time student.

(d)and(e) None of the Reporting Persons has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

(f) John M. Gregory, Joan P. Gregory, Susan Gregory and James M. Gregory are citizens of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

    All securities included in this report were acquired by the Reporting Persons with working capital of SJSI.  The aggregate purchase price of the Common Stock included in this report was approximately $1.8 million.

Item 4. Purpose of Transaction.

The Reporting Persons have acquired the shares of Common Stock for investment purposes and may acquire additional shares, or dispose of some or all of the shares of Common Stock, from time to time, depending upon price and market conditions, evaluation of alternative investments and other factors.  The Reporting Persons intend to review on a continuing basis their investment in the Common Stock, the Issuer's business affairs and financial condition, as well as conditions in the securities markets and general economic and industry conditions.
None of the Reporting Persons has any plan or proposal which relates  to or which would result in:

(a)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;
(b)	The sale or transfer of a material amount of assets of the Issuer;
(c)	Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of Directors or to fill any existing vacancies on the Board;
(d)	Any material change in the present capitalization or dividend policy of the Issuer;
(e)	Any other material change in the Issuer's business or corporate structure;
(f)	Changes in the Issuer's Articles of Incorporation, Bylaws or other actions which may impede the acquisition or control of the Issuer by any person;
(g)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;
(h)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Exchange Act; or
(i)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of Issuer

(a)
The calculations in this Item are based upon 23,660,860 shares of Common Stock issued and outstanding as of November 8, 2006 (based on disclosures made by the Issuer in its Quarterly Report on Form 10-Q filed on November 8, 2006) . As of the date hereof, the Reporting Persons beneficially owned 1,210,500 shares or 5.116% of the outstanding shares of Common Stock of the Issuer. The foregoing calculation is made pursuant to Rule l3d-3 promulgated under the Act.

(b)
SJSI has the sole power to vote or direct the vote of 1,210,500 shares and the sole power to dispose or direct the disposition of 1,210,500 shares. Because John M. Gregory controls all of the voting interests of SJSI with respect to the securities, he may be deemed to have the sole power to vote and direct the vote of 1,210,500 shares and the sole power to dispose and direct the disposition of 1,210,500 shares.  Neither Joan P. Gregory, Susan Gregory nor James M. Gregory presently have the power to dispose, direct the disposition, vote or direct the vote of shares of Common Stock held by SJSI. However, they may be deemed to indirectly beneficially own shares of Common Stock of the Issuer held by SJSI due to their financial interests in SJSI.

(c)	During the 60 day period ended as of the date hereof, the Reporting Persons have engaged in the following transactions, with all purchases having been made for cash:

Transaction	Date	No. of Shares	Average Price Per Share
Purchase	11/6/2006	7,400	1.48
Purchase	11/15/2006	46,400	1.5291
Purchase	11/16/2006	9,400	1.496
Purchase	12/8/2006	50,400	1.44
Purchase	12/20/2006	2,300	1.5796
Purchase	12/21/2006	93,200	1.7032
Purchase	12/22/2006	53,900	1.7733
Purchase	12/26/2006	235,000	1.79
Purchase	12/27/2006	100,000	1.83
Purchase	1/10/2007	15,000	1.883
Purchase	1/12/2007	30,000	1.9142
Purchase	1/16/2007	285,201	2.024
Purchase	1/26/2007	60,500	2.0377

(d)  The Reporting Persons affirm that no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer’s Common Stock beneficially owned by the Reporting Persons.

    (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Persons do not have any contract, arrangement, understandings or relationships with respect to securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit	Description
1	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief,certify that the information set forth in this statement is true, complete and correct.

Date: January 29, 2007                       /s/ John M. Gregory
John M. Gregory

/s/ Joan P. Gregory
Joan P. Gregory

/s/ Susan Gregory
Susan Gregory

/s/ James M. Gregory
James M. Gregory

SJ Strategic Investments LLC

By: /s/ John M. Gregory
John M. Gregory
Its: Managing Member

EXHIBIT 1

JOINT FILING AGREEMENT

John M. Gregory, Joan P. Gregory, Susan Gregory, James M. Gregory and SJ Strategic Investments LLC, a Tennessee limited liability company (the “Filing Persons”), hereby agree to file jointly a Schedule 13D and any amendments thereto relating to the aggregate ownership by each of the Filing Persons of any voting equity security of a class which is registered pursuant to Section 12 of the Securities Exchange act of 1934, as amended, as required by Rule 13d-1 and Rule 13d-2 promulgated under the Securities Exchange Act of 1934. Each of the Filing Persons agrees that the information set forth in such Schedule 13D and any amendments thereto with respect to such Filing Person will be true, complete and correct as of the date of such Schedule 13D or such amendment, to the best of such Filing Person’s knowledge and belief, after reasonable inquiry. Each of the Filing Persons makes no representation as to the accuracy or adequacy of the information set forth in the Schedule 13D or any amendments thereto shall become inaccurate in any material respect or if said person learns of information that would require an amendment to the Schedule 13D.

IN WITNESS WHEREOF, the undersigned have set their hands this 29th day of January, 2007.

                                                                                         /s/John M. Gregory
                                       John M. Gregory

        /s/Joan P. Gregory
                                         Joan P. Gregory

        /s/Susan Gregory
                                       Susan Gregory

                              /s/James M. Gregory
                James M. Gregory

               SJ Strategic Investment LLC

        By: /s/John M. Gregory
                                John M. Gregory
        Its: Managing Member